Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1       Name and Address of Company

      Petroflow Energy Ltd.

      #970,  717 – 7th Avenue SW;  Calgary  Alberta T2P 0Z3

Item 2       Date of Material Change

      September 28, 2009.

Item 3       News Release

      September 28, 2009  Distributed on Canada News Wire and New York Metro through CNW.

Item 4       Summary of Material Change

      Petroflow Energy Ltd. has secured financial hedge position with respect to 6800 MMBTU of gas production.

Item 5       Full Description of Material Change

5.1	Full Description of Material Change

      Please see Schedule A  -  ATTACHED

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

5.2          Disclosure for Restructuring Transactions

This item applies to a material change report filed in respect of the closing of a restructuring transaction under which securities are to be changed, exchanged, issued or distributed. This item does not apply if, in respect of the transaction, your company sent an information circular to its securityholders or filed a prospectus or a securities exchange takeover bid circular.

Include the disclosure for each entity that resulted from the restructuring transaction, if your company has an interest in that entity, required by section 14.2 of Form 51-102F5. You may satisfy the requirement to include this disclosure by incorporating the information by reference to another document.

Item 6       Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Item 7       Omitted Information

      No information has been omitted.

Item 8       Executive Officer

      Mr. Duncan M. Moodie

      Chief Financial Officer   (403.539.4320)  (dmoodie@petroflowenergy.com)

Item 9       Date of Report

      September 30, 2009

SCHEDULE A

FOR IMMEDIATE RELEASE - September 28, 2009 - CALGARY, ALBERTA - PETROFLOW ENERGY LTD.
(TSX Symbol - PEF; NYSE Amex Symbol - PED)

PETROFLOW  ENERGY  LTD. SECURES FINANCIAL HEDGE POSITION

Petroflow Energy Ltd. announces today that the Company has entered into a financial hedge position with respect to 6800 MMBTU per day of gas production. The hedge consists of 6800 MMBTU per day at a fixed price of $7.25 (USD) per MMBTU for a period from October 1, 2009 to December 31, 2010, followed by a fixed price of $5.33 (USD) per MMBTU for the period January 1, 2011 to September 30, 2012.

Mr. Sandy Andrew, President & COO of Petroflow stated, “In light of the current economic environment, we elected to secure a price that is attractive in relationship to the current spot market prices for natural gas.  This specific hedge agreement covers over 25% of our current working interest production levels and provides Petroflow with a stabilized price which is in excess of current market prices.  Combined with existing hedges, the Company has downside price protection on over 40% of its current working interest production for the next two years.”

“The degree of uncertainty in the oil and gas marketplace encouraged us to adopt this hedging strategy as insulation against further price declines.  This hedge agreement will provide greater certainty in our future gas revenues in these challenging times,” added Mr. Andrew.

Forward Looking Statements
This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, fluctuations in oil and gas prices, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting and applying engineering data, geologic data, and accumulated operating and production knowledge, technology change and failure, competition, reduced availability of drilling and other well services, prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties.

Additional information on these and other factors, which could affect Petroflow’s operations or financial results, are included in Petroflow’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

For additional information, please contact the following:

Mr. Sanford Andrew, President & COO Petroflow Energy Ltd. 307.277.2145 www.petroflowenergy.com	Mr. Duncan Moodie, Chief Financial Officer Petroflow Energy Ltd. 403.539.4320 www.petroflowenergy.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.